Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2016 and for the six months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2015 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

In February 2016, Tower acquired a fabrication facility in San Antonio, Texas from Maxim Integrated Products Inc. (“Maxim”). The acquisition was done through an indirect wholly owned subsidiary of Tower, TowerJazz Texas Inc. (“TJT”). The purchase price was $40 million, payable through the issuance of approximately 3.3 million ordinary shares of Tower. Our consolidated financial statements include TJT’s balance sheet as of June 30, 2016 and the results of operations from February 1, 2016 to June 30, 2016. For additional information regarding the acquisition, see Note 2A to our unaudited condensed interim consolidated financial statements as of June 30, 2016.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

	Six months ended June 30,
	2016	2015
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	77.0	81.5
Gross profit	23.0	18.5
Research and development expense	5.4	6.5
Marketing, general and administrative expense	5.6	6.9
Nishiwaki Fab restructuring costs and impairment	(0.1)	--
Operating profit	12.1	5.1
Interest expense, net	(1.1)	(1.6)
Other financing expense, net	(2.0)	(19.9)
Gain from acquisition, net	8.8	--
Other income, net	0.7	--
Profit (loss) before tax	18.5	(16.4)
Income tax benefit (expense)	(0.7)	1.8
Net profit (loss)	17.8	(14.6)
Net loss (income) attributable to the non-controlling interest	(0.1)	0.4
Net profit (loss) attributable to the company	17.7%	(14.2)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2016	2015
Statement of Operations Data:
Revenues	$583,046	$461,778
Cost of revenues	448,971	376,326
Gross profit	134,075	85,452
Research and development expense	31,267	29,985
Marketing, general and administrative expense	32,443	31,967
Nishiwaki Fab restructuring costs and impairment	(627)	--
Operating profit	70,992	23,500
Interest expense, net	(6,355)	(7,246)
Other financing expense, net	(11,497)	(91,867)
Gain from acquisition, net	51,298	--
Other income (expense), net	4,362	(13)
Profit (loss) before tax	108,800	(75,626)
Income tax benefit (expense)	(3,905)	8,426
Net profit (loss)	104,895	(67,200)
Net loss (income) attributable to the non-controlling interest	(465)	1,923
Net profit (loss) attributable to the company	$104,430	$(65,277)

Six months ended June 30, 2016 compared to six months ended June 30, 2015

Revenues. Revenues for the six months ended June 30, 2016 increased to $583.0 million, as compared to $461.8 million for the six months ended June 30, 2015. The revenue increase is mainly due to a 24% increase in the number of wafers shipped and a 5% increase in the average selling price per wafer.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2016 amounted to $449.0 million, compared to $376.3 million for the six months ended June 30, 2015. This increase in manufacturing cost resulted from increased number of wafers shipped as described above.

Gross Profit. Gross profit for the six months ended June 30, 2016 amounted to $134.1 million as compared to $85.5 million for the six months ended June 30, 2015. The $48.6 million increase in gross profit was due to the increased revenues of $121.3 million partially offset by the increased manufacturing cost of revenues as described above.

Research and Development Expense. Research and development expense for the six months ended June 30, 2016, amounted to $31.3 million, similar to $30.0 million recorded in the six months ended June 30, 2015.

Marketing, General and Administrative Expense. Marketing, general and administrative expense for the six months ended June 30, 2016 amounted to $32.4 million, similar to $32.0 million recorded in the six months ended June 30, 2015.

Nishiwaki Fab Restructuring Costs and Impairment. Nishiwaki Fab restructuring costs and impairment for the six months ended June 30, 2016 of $0.6 million reflected a few accrual adjustments related to the 2014 cessation of operations of the Nishiwaki Fab in Japan.

Operating Profit. Operating profit for the six months ended June 30, 2016 amounted to $71.0 million as compared to $23.5 million for the six months ended June 30, 2015. This $47.5 million increase in operating profit resulted mainly from the increased gross profit described above.

Interest Expense, Net. Interest expense, net for the six months ended June 30, 2016 decreased to $6.4 million as compared to interest expense, net of $7.2 million for the six months ended June 30, 2015, mainly due to the accelerated conversion of $162.3 million of Series F debentures into shares during the six months ended June 30, 2015.

Other Financing Expense, Net. Other financing expense, net for the six months ended June 30, 2016 amounted to $11.5 million as compared to other financing expense, net of $91.9 million for the six months ended June 30, 2015. Other financing expense, net for the six months ended June 30, 2016  included $6.7 million non-cash financing expense relating to the early repayment of Israeli banks’ loans.  Other financing expense, net for the six months ended June 30, 2015 included $73.1 million non-cash finance expense associated with Series F debentures accelerated conversion, in accordance with US GAAP ASC 470-20.

Gain from Acquisition, Net. The Company recorded a provisional net gain from the acquisition of the San Antonio fabrication facility as a result of the fair value assigned to assets and liabilities transferred to TJT in said facility acquisition less the consideration paid. The fair value of the assets acquired, net of liabilities, exceeded the $40.0 million purchase price by approximately $52.5 million, thereby creating a gain from the acquisition. The provisional net gain as presented in the statement of operations is $51.3 million after deduction of approximately $1.2 million of acquisition related costs. Based on ASC-805 “Business Combinations”, the Company is required to reflect the provisional purchase price allocation immediately following the acquisition date and complete the purchase price valuation in a period not exceeding one year from the acquisition date. See also note 2A to the unaudited condensed interim consolidated financial statements as of June 30, 2016.

Other Income (Expense), Net. Other income, net for the six months ended June 30, 2016 amounted to $4.4 million attributable mainly to gains from sales of a few machinery items.

Income Tax Benefit (expense). Income tax expense for the six months ended June 30, 2016 amounted to $3.9 million as compared to $8.4 million income tax benefit in the six months ended June 30, 2015. Income tax benefit in the six months ended June 30, 2015 included $11 million income tax benefit from the reduction of the unrecognized tax benefit balance following the expiration of the statute of limitations of certain prior tax years for Jazz.

Net Profit (Loss) attributable to the company. Net profit for the six months ended June 30, 2016 amounted to $104.4 million as compared to a net loss of $65.3 million for the six months ended June 30, 2015. The increase in net profit in the amount of $169.7 million was mainly due to: (i) $73.1 million non-cash finance expense in the six months ended June 30, 2015 due to the accelerated conversion of Series F debentures; (ii) $51.3 million provisional net gain from the acquisition of the San Antonio facility, included in 2016; (iii) increase of $48.6 million in gross profit as a result of higher revenues as described above which were partially offset by (iv) higher tax expense of $12.3 million as detailed above.

Impact of Inflation and Currency Fluctuations

Our expenses and costs are mainly denominated in New Israeli Shekel (“NIS”), US Dollar (“USD”) and Japanese Yen (“JPY”). We are, therefore, exposed to the risk of currency exchange rate fluctuations.
The USD cost of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are affected by the fluctuation in the US dollar to NIS exchange rate. During the six months ended June 30, 2016, the USD depreciated against the NIS by 1.4% and the Israeli Consumer Price Index (“CPI”) remained unchanged as compared to December 31, 2015 (during the six months ended June 30, 2015, the US dollar depreciated against the NIS by 3.1% and the Israeli CPI decreased by 0.2% as compared to December 31, 2014). We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, since our NIS costs will fluctuate in USD terms in case of appreciation or devaluation of the NIS against the USD, we are limiting the NIS to USD currency fluctuations impact through hedging transactions.

Since our recently issued Series G debentures are denominated in NIS, we hedged the NIS to USD currency fluctuation risk associated with the debentures through a swap hedging transaction.

Revenues from Panasonic in TPSCo are denominated in JPY, and most of the expenses of TPSCo are in JPY, which limits the exposure of fluctuations of the USD to JPY exchange rate on TPSCo’s results (the impact on the JPY revenue will be mostly offset by the impact on the JPY expenses). During the six months ended June 30, 2016, the USD depreciated against the JPY by 14.6% (during the six months ended June 30, 2015, the USD appreciated against the JPY by 2.4% as compared to December 31, 2014). Since TPSCo’s revenues from non-Japanese customers are mostly denominated in USD, while its expenses are mostly denominated in JPY, we are limiting the JPY to USD currency fluctuations impact through hedging transactions.

Most of the cash generated from our operating, financing and investing activities is denominated in USD, NIS and JPY.

Liquidity and Capital Resources

As of June 30, 2016, we had an aggregate amount of $311.1 million in cash and short term deposits, as compared to cash and short term deposits of $205.6 million as of December 31, 2015. The main cash activities during the six months ended June 30, 2016 included: $159.2 million positive cash from operating activities; $128.4 million net proceeds from issuance of Series G debentures and other debt; $6.2 million net proceeds from exercise of warrants and options; $111.9 million investment in property and equipment, net; $94.2 million repayment of debt (including the early repayment of the Israeli banks’ loans); $2.6 million dividend paid to Panasonic by TPSCo; and $20.7 million appreciation in cash balance due to the impact of the JPY exchange rate fluctuation.

Our gross debt principal value is comprised as follows: banks’ loans outstanding principal amounts of approximately $175 million, $246 million and $246 million as of June 30, 2016, March 31, 2016 and December 31, 2015, respectively; and debentures outstanding principal amounts of approximately $187 million, $65 million and $65 million as of June 30, 2016, March 31, 2016 and December 31, 2015, respectively.

Additional Information:

The analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is derived from our unaudited condensed interim consolidated financial statements as of June 30, 2016 and June 30, 2015 and related notes for the six months then ended which were prepared in accordance with US GAAP. Information of our results of operations for the six months ended June 30, 2016 and balance sheet as of June 30, 2016 under International Financial Reporting Standards (“IFRS”) is provided on a voluntary basis, including reconciliation from US GAAP to IFRS, and provided in Note 4 of our unaudited condensed interim consolidated financial statements as of June 30, 2016.